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CHARLES W. CRAMB VICE CHAIRMAN CHIEF FINANCE AND STRATEGY OFFICER	AVON PRODUCTS, INC. WORLD HEADQUARTERS 1345 AVENUE OF THE AMERICAS NEW YORK, NY 10105-0196

212.282.5303 TEL 212.282.6272 FAX charles.cramb@avon.com

April 1, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-4881

Dear Mr. O’Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated March 22, 2010, to Ms. Andrea Jung, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Comment 1

Segment Review—Latin America, page 30

1.	Regarding the negative impact of Avon Venezuela settling certain U.S. dollar-denominated liabilities through the parallel market, please expand future disclosures to address the following:

•	quantify the dollar amount of the affected liabilities as previously reported in your financial statements,

•	quantify the impact of the U.S. dollars to your financial statements (i.e. the amount of loss reported),

•	discuss remaining U.S. dollar-denominated liabilities and foreign currency denominated transactions and the potential impact of settling them at the parallel rate.

Mr. Terence O’Brien

April 1, 2010

Provide us with an example of future disclosures. Also, please tell us what consideration you have given to using the parallel market for the measurement of foreign currency denominated transactions into the functional currency.

Background Information

“The negative impact of Avon Venezuela settling certain U.S. dollar-denominated liabilities through the parallel market” as discussed in the Company’s segment review of “Latin America—2009 compared to 2008”, addresses the increased costs of acquiring a higher proportion of goods that required settlement in U.S. dollars through the parallel market. The impact of U.S. dollar-denominated asset and liability remeasurements subsequent to the original transaction dates, which do not impact the Company’s operating profit since they are recorded to “Other expense, net”, are discussed below.

During 2009, Avon Venezuela purchased certain goods at a cost in U.S. dollars of $42 million. Due to currency exchange control limitations in Venezuela, the liability for these goods was originally measured at the parallel market rate anticipated to be used for settlement, which was less favorable than the official rate of 2.15 bolivars to one U.S. dollar. For these U.S. dollar-denominated liabilities which, throughout 2009, were expected to be settled through the parallel market, the difference between the parallel market rates, at which such liabilities were settled at or remeasured to at the end of the reporting period, and the anticipated settlement rate at the original transaction date was not significant.

During the latter portion of 2009, Avon Venezuela acquired U.S. dollars of $21 million through parallel market transactions in anticipation of future purchasing needs during 2010. Example 2 presented in the guidance issued on November 20, 2008 by the AICPA International Practices Task Force relating to their meeting on June 2, 2008 regarding Discussion Document B, Venezuela Exchange Controls, states that assets and liabilities expected to be settled at the parallel rate should be remeasured into the functional currency at the parallel rate prior to translation into U.S. dollars. In accordance with this guidance and as disclosed in Note 17 to the Company’s 2009 Consolidated Financial Statements on Form 10-K, the Company recorded $37 million in “Prepaid expenses and other” relating to the difference arising from the remeasurement of the $21 million of U.S. dollar-denominated cash at the parallel market rate and the use of a different rate, the official rate, for translation. Similarly, the Company recorded $21 million in current liabilities relating to the remeasurement and translation of $12 million of U.S. dollar-denominated payables.

On March 18, 2010, at an open meeting of the Emerging Issues Task Force (“EITF”), the Securities and Exchange Commission (“SEC”) staff provided interim guidance, pending the EITF’s completion of its deliberations, in response to inquiries it had received regarding certain foreign currency issues relating to Venezuela. In its guidance, the SEC staff indicated that as part of the conversion to highly inflationary status in Venezuela,

Mr. Terence O’Brien

April 1, 2010

any differences that had previously arisen from the remeasurement of U.S. dollar-denominated assets and liabilities at the parallel rate and their subsequent translation for financial reporting purposes at the official rate should be recognized in the income statement. In accordance with this guidance and as further described in the Company’s Form 8-K filed on March 24, 2010, the Company will record a one-time after tax charge of approximately $10 million ($16 million pretax, which is the difference between the $37 million asset and the $21 million liability discussed above) against earnings in the Company’s Consolidated Financial Statements for the quarter ending March 31, 2010.

We propose the following example of disclosure to be included in future filings, within our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, to the extent applicable and material:

Portions of this example disclosure have been created based on 2009 information, but would be similar in content in future filings with the information from the relevant period, if material.

Effective January 1, 2010, we began to account for Venezuela as a highly inflationary economy. Effective January 11, 2010, the Venezuelan government devalued its currency and moved to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and to 4.30 for non-essential goods and services. We expect most of Avon Venezuela’s imports to fall into the non-essential classification.

As a result of the change in the official rate to 4.30 in conjunction with accounting for our operations in Venezuela under highly inflationary accounting guidelines, we recorded net charges of $47 million in “Other expense, net” and $13 million in “income taxes”, for a total after-tax charge of $60 million, reflecting the write-down of monetary assets and deferred tax benefits. Additionally, certain nonmonetary assets must continue to be carried at historic dollar cost subsequent to the devaluation. Therefore, these costs impact the income statement during 2010 as they have not been devalued based on the new exchange rates, but are being expensed at the historic dollar value. As a result of using the historic dollar cost basis of nonmonetary assets acquired prior to the devaluation, such as inventory, first quarter of 2010 operating profit and net income were negatively impacted by approximately $45 million for the difference between the historical cost at the previous official exchange rate of 2.15 and the new official exchange rate of 4.30. We expect an additional negative impact of approximately $40 million to 2010 operating profit and net income, primarily during the second quarter, for the difference between the historical cost at the previous official exchange rate of 2.15 and the new official exchange rate of 4.30.

Currency restrictions enacted by the Venezuelan government in 2003 have impacted the ability of our subsidiary in Venezuela (“Avon Venezuela”) to obtain foreign currency at the official rate to pay for imported products. Unless official foreign exchange is made

Mr. Terence O’Brien

April 1, 2010

more readily available, the Company will continue to be negatively impacted as it will need to obtain more of its foreign currency needs from the parallel market at an exchange rate less favorable than the official rate. During 2009, the exchange rate in the parallel market generally averaged from 5 to 6 bolivars to the U.S. dollar, compared to the official rate of 2.15 bolivars to the U.S. dollar.

During 2009, costs associated with acquiring goods that required settlement in U.S. dollars through the parallel market in Venezuela negatively impacted operating profit by $24 million. This impact on operating profit during 2009 compares to a negative impact of $8 million on 2008 operating profit for similar costs.

At December 31, 2009, we had a net asset position of $314 million associated with our operations in Venezuela, which included cash balances of approximately $104 million translated at the December 31, 2009 official rate, of which approximately $83 million was denominated in bolivars and approximately $21 million was denominated in U.S. dollars. As disclosed in Note 17 to the Company’s 2009 Consolidated Financial Statements on Form 10-K, the Company recorded $37 million in “Prepaid expenses and other” relating to the difference arising from the remeasurement of the $21 million of U.S. dollar-denominated cash at the parallel market rate and the use of a different rate, the official rate, for translation. Under accounting guidance issued during 2008, it was anticipated that this $37 million difference would be recognized as part of the cost of items purchased utilizing the U.S. dollar cash acquired. Similarly, the Company recorded $21 million in current liabilities relating to the additional anticipated cost to settle the $12 million of U.S. dollar-denominated payables as of December 31, 2009 through the use of the parallel market. In accordance with guidance issued by the Securities and Exchange Commission during the first quarter of 2010, upon conversion to accounting for our operations in Venezuela under highly inflationary status, these differences were recognized in income during the first quarter of 2010, resulting in a pretax net expense of approximately $16 million (approximately $10 million after tax) recorded to “Other expense, net”.

During 2009, Avon Venezuela’s revenue and operating profit represented approximately 5% and 9% of Avon’s consolidated revenue and Avon’s consolidated operating profit, respectively.

We propose the following example of disclosure to be included in future filings, within our Notes to Consolidated Financial Statements, to the extent applicable and material:

Foreign Currency

Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated into U.S. dollars from the respective subsidiary’s functional currency at year-end exchange rates for assets and liabilities and average exchange rates

Mr. Terence O’Brien

April 1, 2010

during the year for income and expense accounts. The resulting translation adjustments are recorded within “accumulated other comprehensive loss”. Gains or losses resulting from impact of changes in foreign currency rates on assets and liabilities denominated in a currency other than the functional currency are recorded in “Other expense, net”.

For financial statements of Avon subsidiaries operating in highly inflationary economies, the U.S. dollar is required to be used as the functional currency. Highly inflationary accounting requires monetary assets, such as cash, receivables and payables, to be remeasured into U.S. dollars at the current exchange rate at the end of each period with the impact of any changes in exchange rates being recorded in income. We record the impact of changes in exchange rates on monetary assets in “Other expense, net”. Similarly, deferred tax assets and liabilities are remeasured into U.S. dollars at the current exchange rates; however, the impact of changes in exchange rates is recorded in “Income taxes” in the Consolidated Statement of Income. Nonmonetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

Venezuela Currency

Effective January 1, 2010, we began to account for Venezuela as a highly inflationary economy. Effective January 11, 2010, the Venezuelan government devalued its currency and moved to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and to 4.30 for non-essential goods and services. We expect most of Avon Venezuela’s imports to fall into the non-essential classification.

As a result of the change in the official rate to 4.30 in conjunction with accounting for our operations in Venezuela under highly inflationary accounting guidelines, we recorded net charges of $46.9 million in “Other expense, net” and $13.2 million in “income taxes”.

Consideration given to using the parallel market for the measurement of foreign currency denominated transactions into the functional currency:

According to ASC 830-20-30 and ASC 830-20-35, Foreign Currency Matters,

“For a foreign currency transaction, the applicable rate at which a particular transaction could be settled at the transaction date shall be used to translate the transaction.”

“At a subsequent balance sheet date, the current rate is that rate at which the related receivable or payable could be settled at that date.”

In addition, as disclosed in Note 17 to the Company’s Consolidated Financial Statements on Form 10-K for 2009, in accordance with example 2 of the accounting guidance issued

Mr. Terence O’Brien

April 1, 2010

by the International Practices Task Force, when a subsidiary in Venezuela purchases U.S. dollar denominated cash at the appropriate exchange rate, which in this instance is the parallel market exchange rate, the Venezuela subsidiary should remeasure the cash at the parallel market exchange rate. Since certain of our transactions occur in the parallel market, we believe the guidance noted above requires the use of the parallel market exchange rate for the measurement of foreign currency denominated transactions into the functional currency at the initial date of the transaction and at subsequent balance sheet dates. Due to the remeasurement at the December 31, 2009 balance sheet date, a date subsequent to the initial transactions, the Company recorded a gain of $6 million in “Other expense, net” because of the change in the parallel market rate between the initial transaction date and December 31, 2009. For U.S. dollar-denominated liabilities settled through the parallel market, the difference between the rates at which such liabilities were settled at or remeasured to at the end of the period and the anticipated settlement rate at the original transaction date were not significant.

Comment 2

2.	Given the risks presented by currency restrictions, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for Avon Venezuela. Tell us your consideration of providing this disclosure in future filings.

Response 2

We agree that it is useful to an investor to provide summarized financial information for Avon Venezuela when that financial information is material to the consolidated financial statements, and we believe that we have provided investors with relevant financial information. Within the Company’s segment review of “Latin America – 2009 Compared to 2008” we disclose the following:

•	“During 2009, Avon Venezuela’s revenue and operating profit represented approximately 5% and 9% of Avon’s consolidated revenue and Avon’s consolidated operating profit, respectively.”; and

•

“At December 31, 2009, Avon Venezuela had cash balances of approximately $104 translated at the December 31, 2009 official rate, of which approximately $83 was denominated in bolivars and $21 was denominated in U.S. dollars.”

Mr. Terence O’Brien

April 1, 2010

We will continue to provide the foregoing information, to the extent material. In addition, as noted in our example disclosure in response to Comment 1, we plan to add disclosure in future filings providing the net asset position associated with our operations in Venezuela, to the extent material to future filings.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (212) 282-5303 or Robert Loughran at (914) 935-2172.

Sincerely,

/s/ Charles W. Cramb
Charles W. Cramb
Vice Chairman, Chief Finance and Strategy Officer, Avon Products, Inc.

cc:	Tracey McKoy
Kevin Hallinan, Engagement Partner, PricewaterhouseCoopers LLP
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP